Exhibit 12.1

Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Pretax income (loss) from continuing operations	$29,100	$5,243	$5,670	$10,884	$(25,764)
Fixed charges	105,926	4,837	9,611	14,235	36,260
Dividends distributed to shareholders	22,304	8,270	8,102	7,108	4,100
Equity investee adjustment	(38)	(174)	(64)	-	-
Noncontrolling interest	97	(97)	-	-	-
Total Earnings	$157,389	$18,079	$23,319	$32,227	$14,596

Fixed Charges:
Interest expense	$105,926	$4,837	$9,611	$14,235	$36,260
Total Fixed Charges	$105,926	$4,837	$9,611	$14,235	$36,260

Ratio of earnings to fixed charges	1.49	3.74	2.43	2.26	0.40

Ratio of earnings to combined fixed charges and preferred stock dividends	1.49	3.74	2.43	2.26	0.40

Deficiency related to ratio of earnings to fixed charges	NA	NA	NA	NA	$(21,664)
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	NA	NA	NA	NA	$(21,664)